EXHIBIT 12
McKESSON CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended March 31,
(Dollars in millions)	2010	2009	2008	2007	2006

Earnings:
Income from continuing operations before income taxes	$1,864	$1,064	$1,457	$1,297	$1,171
Adjustment to exclude equity in net income of and dividends from equity investees	(2)	(1)	(17)	(17)	(15)
Fixed charges	240	195	198	141	133
Amortization of capitalized interest	4	4	4	3	2
Less: Capitalized interest	—	(1)	(3)	(3)	(4)

Earnings as adjusted	$2,106	$1,261	$1,639	$1,421	$1,287

Fixed charges:
Interest expense (a) (c)	$187	$144	$142	$99	$94
Capitalized interest	—	1	3	3	4
Portion of rental expense representative of the interest factor (b)	53	50	53	39	35

Total fixed charges	$240	$195	$198	$141	$133

Ratio:
Ratio of earnings to fixed charges	8.8	6.5	8.3	10.1	9.7

(a)	Interest expense includes amortization of debt discounts and deferred loan costs.

(b)	One-third of net rent expense is the portion of rental expense deemed representative of the interest factor.

(c)	Interest accrued on the liability recorded for uncertain tax positions is excluded from Interest expense.